                                                                   EXHIBIT 23.11

To the Directors of Fina Plc:

We consent to the inclusion in the registration statement on Form F-4 of PetroFina S.A. of our report dated April 14, 1997, with respect to the balance sheets of Fina plc as of December 31, 1996 and 1995, and the related statements of profit and loss and cash flows for each of the two years ended December 31, 1996.

Our report dated April 14, 1997, contains a qualification related to the Fina plc basis of valuation stock, which does not comply with Statement of Standard Accounting Practice Number 9 (Revised) in that cost is ascertained, in part, on a last in first out basis. The financial statements do not include any adjustment for this deviation from generally accepted accounting principles in the United Kingdom.



/s/ KPMG Audit plc
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KPMG Audit plc
Chartered Accountants
Registered Auditor
London, England
June 16, 1998